SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               Amendment No. 2 /*/


                          New Generation Holdings, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                    64446R108
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                                 (CUSIP Number)


                                   Jacques Mot
                        c/o New Generation Holdings, Inc.
                                  245 Park Ave
                               New York, NY 10167
                                 (212) 792-4030
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 16, 2007
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_| .

/*/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 64446R108
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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Jacques Mot

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                    (a) |_|
                    (b) |_|

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3    SEC USE ONLY


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4    SOURCE OF FUNDS

            PF

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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)      [   ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Switzerland Nationality

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                         7    SOLE VOTING POWER
     NUMBER OF
                              39,872,076
     SHARES              -------------------------------------------------------
                         8    SHARED VOTING POWER
     BENEFICIALLY
                              0
     OWNED BY            -------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER
     EACH

     REPORTING                39,872,076
                         -------------------------------------------------------
     PERSON              10   SHARED DISPOSITIVE POWER

     WITH                     0

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

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

            39,872,076

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                                 |_|


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            44.4%

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14   TYPE OF REPORTING PERSON*

            IN

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

ITEM 1.   SECURITY AND ISSUER.

      This Amendment No. 2 to Schedule 13D relates to the common stock, par value $0.001 (the "Common Stock"), of New Generation Holdings, Inc. (the "Issuer").

      The address of the Issuer's principal executive office is c/o 245 Park Avenue, New York, NY 10167.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Item 3 is amended and restated in its entirety to read as follows:

      Pursuant to a Debt Exchange Agreement dated December 7, 2005 among Mr. Mot, the Issuer and its subsidiary, Plastinum Corp., Mr. Mot was issued a Convertible Promissory Note by the Issuer in the original principal amount of $753,304 representing outstanding amounts owed to him under his Consulting Agreement with the Issuer through December 31, 2004. The Convertible Promissory Note bore interest at a rate of 10% per annum, was payable on demand and was convertible at the option of Mr. Mot into shares of the Issuer's Preferred Stock, or into shares of Plastinum Preferred Stock, subject to stockholder approval of the "spin off" of Plastinum. The conversion rate under the note was $1.507 per share of Preferred Stock (whether of the Issuer or Plastinum) and each share of Preferred Stock was convertible into 73 shares of Common Stock subject to adjustment for stock splits, stock dividends or similar transactions.

      The funds used to purchase the Convertible Promissory Note were personal funds of Mr. Mot.

      On July 10, 2006, the Issuer, Mr. Mot, and Plastinum entered into an Election to Convert and Amendment to Debt Exchange Agreement which amended the Debt Exchange Agreement. Pursuant to the Election to Convert and Amendment to Debt Exchange Agreement, Mr. Mot converted the outstanding principal and accrued interest under the Convertible Promissory Note issued by the Issuer to Mr. Mot in the approximate outstanding balance of $796,645 into 528,629.58 shares of the Issuer's Series A Preferred Stock.

      On February 16, 2007, the Series A Preferred Stock automatically converted into 38,672,076 shares of the Issuer's Common Stock upon the filing of an Amendment to the Issuer's Certificate of Incorporation increasing the number of authorized shares of the Issuer's Common Stock to 150,000,000 shares.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended and restated in its entirety to read as follows:

      (a) Mr. Mot beneficially owns in the aggregate 39,872,076 shares of Common Stock including 38,772,076 shares of Common Stock owned of record and immediately exercisable options to purchase 1,100,000 shares of Common Stock at a purchase price of $1.18. Accordingly, under the beneficial ownership rules, Mr. Mot's shares represent approximately 44.4% of the Issuer's Common Stock.

      (b) Mr. Mot has the sole power to vote all of the shares of Common Stock beneficially owned by him.

      (c) Within the past 60 days, Mr. Mot has not made any transactions in the Common Stock other than the acquisition which is the subject of this filing.

      (d) No person, other than Mr. Mot, has the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of, the shares of Common Stock owned by Mr. Mot.

      (e) Not applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: February 28, 2007

                                         /s/ Jacques Mot
                                         ----------------------
                                         Jacques Mot